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TANNER
Accountants & Advisors

BLACK AUTUMN SHOW, INC.

Financial Statements
As of March 31, 2023 and For the Period From Inception
(March 1, 2023) through March 31, 2023

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

**To the Board of Directors and Management of
Black Autumn Show, Inc.**

Opinion

We have audited the accompanying financial statements of Black Autumn Show, Inc. (the Company), which comprise the balance sheet as of March 31, 2023, and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (March 1, 2023) through March 31, 2023, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Black Autumn Show, Inc. as of March 31, 2023, and the results of its operations and its cash flows for the period from inception (March 1, 2023) through March 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses and negative cash flows from operating activities since inception and expects to incur further losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of Black Autumn Show, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Tanner LLC

May 8, 202

Balance Sheet

		As of March 31,
		2023
Assets		
Current assets:		
Cash	$	49,975
Other assets		3,500
Total assets	$	53,475
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	46,564
Accrued liabilities		154,335
Total liabilities		200,899
Commitments and contingencies		
Stockholders' deficit:		
Accumulated deficit		(147,424)
Total liabilities and stockholders' deficit	$	53,475

See accompanying notes to financial statements.

Statement of Operations

	For the Period From Inception (March 1, 2023) through March 31,
	2023
Operating expenses:	
Production costs	$ 130,719
Selling, general and administrative	16,705
Total operating expenses	147,424
Loss before income taxes	(147,424)
Income tax provison	-
Net loss	$ (147,424)

See accompanying notes to financial statements.

Statement of Stockholders' Deficit

For the Period From Inception (March 1, 2023) through March 31, 2023

	Accumulated Deficit	Total Stockholders' Deficit
Balance at March 1, 2023	$ -	$ -
Net loss	(147,424)	(147,424)
Balance at March 31, 2023	$ (147,424)	$ (147,424)

See accompanying notes to financial statements.

Statement of Cash Flows

	For the Period From Inception (March 1, 2023) through March 31,
	2023
Cash flows from operating activities:	
Net loss	$ (147,424)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in other operating assets and liabilities:	
Other assets	(3,500)
Accounts payable and accrued liabilities	200,899
Net cash provided by operating activities	49,975
Cash at beginning of period	-
Cash at end of period	$ 49,975

Notes to Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

Black Autumn Show, Inc. (the Company) was incorporated on March 1, 2023 as a Delaware corporation. The Company will create a television series based off the *Black Autumn* book series, written by Jayson Orvis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services.

The Company applies the following five steps:

1) Identify the contract with the customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract
5) Recognize revenue when or as the Company satisfies a performance obligation

The Company is currently in the pre-production phase, and no revenues have been earned for the period from inception (March 1, 2023) through March 31, 2023.

Income Taxes

The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled. Deferred income tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce net deferred income tax assets to the amount expected to be realized.

Tax positions for the Company are subject to income tax audits by tax jurisdictions in the United States. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its tax provision. The Company recognizes interest and penalties, if any, related to uncertain tax positions in the provision for income taxes. The Company currently has no federal or state income tax return examinations in progress.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through May 8, 2023, which is the date the financial statements were available to be issued.

2. Going Concern

The Company has incurred significant net losses since inception that have accumulated to approximately $147,000 as of March 31, 2023. The net losses resulted from the filming and producing of the trailer for the Black Autumn series. For the period from inception (March 1, 2023) through March 31, 2023, the Company had not generated any revenues. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management plans to raise additional equity and debt financing in 2023.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to produce its television series. There can be no assurance that the Company will be successful in its efforts to raise sufficient capital to complete its television series.

3. Common Stock

Authorized Shares

The Company has authorized 15,000,000 shares of common stock at a par value of $0.00001 per share.

Voting

Each stockholder has a number of votes equal to the number of shares held by such stockholder.

4. Related Party Transactions

Accrued liabilities are entirely composed of amounts owed to future expected shareholders. These individuals paid for Company expenditures directly with the understanding that the accrued liabilities will be exchanged for stock. As of March 31, 2023, no exchanges had occurred.

The Company has incurred certain production costs from an entity that is owned by a board member. Such costs totaled $85,267 for the period from inception (March 1, 2023) through March 31, 2023 and are included in production costs in the accompanying statement of operations.

5. Income Taxes

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

On the basis of this evaluation, management has recorded a full valuation allowance as it more likely than not that the deferred tax assets will not be realized. There is no tax benefit presented on the accompanying financial statements.

The Company recognized the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of uncertain tax positions will not affect the Company's effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. The Company has no uncertain tax positions.

6. Subsequent Events

In May 2023, the Company issued Simple Agreements for Future Equity (SAFEs), raising a total of $250,000.

In April and May 2023, the Company received and accrued for approximately $226,000 of additional accrued liabilities that will be exchanged for stock from related parties.